

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

December 11, 2008

Ms. Morning Wu
Acting Chief Financial Officer
Semiconductor Manufacturing International Corporation
18 Zhangjiang Road, Pudong New Area
Shanghai, China 201203

> **Re:** **Semiconductor Manufacturing International Corporation**
> **Form 20-F for the fiscal year ended December 31, 2007**
> **Filed June 27, 2008**
> **File No. 001-31994**

Dear Ms. Wu:

We have completed our review of your Form 20-F and related filings and have no further comments at this time.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief